Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

Pacific Drilling S.A.
Société anonyme

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held at the Company’s registered office in Luxembourg on December 6, 2016 at 10:00  a.m. Central European Time with the following agenda:

AGENDA

1.	Acknowledgement of the resignation of Mr. Elias Sakellis (the Vacancy) with effect on October 27, 2016 and granting of discharge to him for the exercise of his mandate as director of the Company;
2.

Ratification of the co-optation of Antoine Bonnier, who was appointed by the Board on October 31, 2016 as a member of the Board to fill the Vacancy on a provisional basis until the next general meeting, pursuant to article 7.1(vi) of the articles of association (the Articles) of the Company and further appointment to serve as a member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;

3.	Increase of the size of the Board from 9 to 11 members;
4.	Appointment of Matthew Samuels to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;
5.	Appointment of N. Scott Fine to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017; and
6.

Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the present agenda and in particular to proceed to any required filing or publication in Luxembourg as well as in the United State of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

Luxembourg, November 18, 2016

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

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Notes:

1.

The Board has fixed the close of business on November 14, 2016, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.	At the extraordinary general meeting, the proposed resolution shall be adopted by a simple majority vote and each share is entitled to one vote.

3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than three (3) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

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INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 –ACKNOWLEDGEMENT OF RESIGNATION OF DIRECTOR AND DISCHARGE

The Board has accepted the resignation of Elias Sakellis effective October 27, 2016 (the Vacancy).

The Board recommends that the shareholders acknowledge the resignation of Mr. Elias Sakellis and grant him discharge for the exercise of his mandate as director of the Company.

PROPOSAL 2 –RATIFICATION OF THE APPOINTMENT OF ANTOINE BONNIER AS DIRECTOR

The Board has considered article 7.1(vi) of the Articles, which provides that if the office of a Director becomes vacant, the other members of our Board, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The Board has co-opted Antoine Bonnier, born on April 6, 1983, residing professionally at 10 Brook Street, London W1S 1BG,  to fill the Vacancy for a term commencing on October 31, 2016 and ending at the next general meeting of shareholders.

Mr. Bonnier, age 33, is an Investment Director of Quantum Pacific (UK) LLP and a member of the board of directors of Primus Green Energy, Inc. Prior to joining Quantum Pacific in 2011, Mr. Bonnier was Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

As provided in the Company's Articles of Association, each Director is elected pursuant to a general meeting of our shareholders.

The Board recommends that the shareholders ratify the co-optation of Mr. Antoine Bonnier, who was appointed by the Board on October 31, 2016 as a member of the Board to fill the Vacancy on a provisional basis until the next general meeting, pursuant to article 7.1(vi) of the Articles and approve the further appointment to serve as a member of the Board for a term ending at the annual general meeting of the Company to be held in 2017.

PROPOSAL 3 -INCREASE OF THE SIZE OF THE BOARD

The Board has considered article 7.1(i) of the Articles, which provides that the Board is composed of at least three members.

The Board has taken over the recommendation of the nominating committee and nominated Matthew Samuels and N. Scott Fine to serve as new members of the Board which increases the size of the Board from 9 to 11 members.

The Board recommends that the shareholders approve the increase of the size of the Board from 9 to 11 members.

PROPOSAL 4 -APPOINTMENT OF MATTHEW SAMUELS AS DIRECTOR

The Board has nominated Matthew Samuels, born on August 5, 1976, residing professionally at 10 Brook Street, London W1S 1BG, to serve as a new member of the Board.

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Mr. Samuels, age 40,  is the General Counsel of Quantum Pacific (UK) LLP.  From November 2008 until December 2012, Mr. Samuels served as General Counsel of Quantum Pacific Advisory Limited. Prior to joining Quantum Pacific Advisory Limited, Mr. Samuels was an associate in the corporate and capital markets group at Herbert Smith LLP in London from 2007 to 2008. From 2002 to 2007, he was an associate in the corporate department at Gibson, Dunn and Crutcher LLP in San Francisco. Mr. Samuels holds a Bachelor of Arts degree in Economics from University of Virginia and a Juris Doctorate from the University of Chicago Law School.

As provided in the Company's Articles of Association, each Director is elected pursuant to a general meeting of our shareholders.

The Board recommends that the shareholders approve the appointment of Matthew Samuels as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017.

PROPOSAL 5 -APPOINTMENT OF N. SCOTT FINE AS DIRECTOR

The Board has nominated N. Scott Fine, born on December 27, 1956, residing professionally at 314 Legare Court, Jupiter, Florida 33458, to serve as a new member of the Board.  Mr. Fine meets the independence standards for directors established by the United States Securities and Exchange Commission and by the New York Stock Exchange on which the Company is listed.

Mr. Fine, age 59, is Chairman and CEO of CTD Holdings Inc., a Biotechnology/Healthcare Company. He also serves on a number of Boards of Directors including: Better Place, Inc., where he is sole Director; Kenon Holdings Ltd.; Global Virus Network; and Forward Industries, where he serves as Chairman of the Audit Committee.    Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol and beverage company and has been involved in corporate finance for over 30 years.

As provided in the Company's Articles of Association, each Director is elected pursuant to a general meeting of our shareholders.

The Board recommends that the shareholders approve the appointment of N. Scott Fine as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017.

PROPOSAL 6 –AUTHORIZATION TO TAKE ACTION

The Board recommends that the shareholders approve the authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the present agenda and in particular to proceed to any required filing or publication in Luxembourg as well as in the United State of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.

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